GUARANTEED MINIMUM DEATH BENEFIT RIDER
                           Annual Ratchet to Age [85]


This rider is part of your [Contract/Certificate], and the same definitions apply to the capitalized terms used herein. The benefit described in this rider is subject to all the terms contained in your [Contract/ Certificate], except as modified below. In this rider, "we", " our" and "us" mean Equitable Life Assurance Society of the United States and "you" and "your" mean the Owner.


THIS RIDER'S BENEFIT

If you have elected this rider, on the Contract Date, the Guaranteed Minimum Death Benefit (GMDB) is equal to your initial Contribution. Thereafter, on each Contract Date anniversary through the Annuitant's age [85], if the Annuity Account Value is greater than the current GMDB, the GMDB is reset to equal the Annuity Account Value. The GMDB is also adjusted for any subsequent Contributions, [Credits] and withdrawals as described under "Effects of Withdrawals" below.



EFFECT OF WITHDRAWALS
During each Contract Year, the Annual Ratchet to Age [85] GMDB will be reduced by withdrawals. The reduction of the GMDB is on a dollar-for-dollar basis as long as the sum of your withdrawals in that Contract Year is [6%] or less of the GMDB as of the beginning of the Contract Year. Once a withdrawal is made that causes cumulative withdrawals in a Contract Year to exceed [6%] of the GMDB as of the beginning of the Contract Year, the portion of the withdrawal that exceeds [6%] and any subsequent withdrawals in that Contract Year will cause a pro rata reduction of the GMDB. A pro rata reduction is determined as follows:
1) Determine the amount of the withdrawal that exceeds [6%] of the GMDB as of the beginning of the Contract Year; 2) Divide the amount determined in 1) by your Annuity Account Value immediately preceding the withdrawal; 3) Multiply the fraction calculated in 2) by the amount of your GMDB immediately preceding the withdrawal. This is the amount of the pro rata reduction. We will reduce your GMDB by this amount. We will make this reduction as of the Transaction Date of each withdrawal.



THE COST OF THIS RIDER

The charge for this benefit is [.20%] of the GMDB determined on the Contract Date anniversary and deducted annually on the Processing Date. This charge will be deducted from the Annuity Account Value in the Investment Funds and the Guaranteed Interest Account on a pro rata basis. [If there is insufficient value in the Investment Funds and the Guaranteed Interest Account, all or a portion of the charge will be deducted from the Annuity Account Value in the Fixed Maturity Options in order of the earliest expiration dates.]


2002GMDB-AR
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GENERAL PROVISIONS OF THIS RIDER

This rider will terminate, and any charges associated therein, when the [Contract/Certificate] terminates or when the [Contract/Certificate] is continued under the Beneficiary Continuation Option, if applicable, or if the Guaranteed Minimum Income Benefit (also referred to as Living Benefit) is exercised.
..


THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

/s/ Christopher M. Condron                      /s/ Pauline Sherman
--------------------------                      -------------------
Christopher M. Condron                          Pauline Sherman
Chairman and Chief Executive Officer            Senior Vice President, Secretary
                                                and Associate General Counsel